FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER , 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Oromin Explorations Ltd. – News Release dated November 2, 2007,
2.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report,
3.	Oromin Explorations Ltd. – News Release dated November 15, 2007,
4.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report,
5.	Oromin Explorations Ltd. – News Release dated November 26, 2007,
6.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: February 4, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

February 4, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies) Miller Thomson, Attn: Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 2, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CORPORATE UPDATE

Oromin Explorations Ltd. is pleased to report that it has retained Lion’s Gate Geological Consulting to undertake the initial resource estimate on Oromin’s Sabodala Property in the Republic of Sénégal in conjunction with SRK Consulting (Canada) Inc. SRK is currently engaged by Oromin to provide expert, independent technical assistance for the Sabodala project, including QA/QC review, structural geology analysis, mineralization control investigation, exploration targeting, preliminary resource evaluation, geotechnical core logging training, geotechnical program advice and preliminary review of possible mining scenarios. In the coming months, SRK will also undertake environmental/social impact program management and preliminary metallurgical testing and will work with Lion’s Gate who will undertake geological modelling on the initial resource estimate.

Oromin is also pleased to report that it has engaged Bendon International Ltd. to provide corporate advisory services with respect to the Sabodala project in order to more effectively carry out its role as operator of the Oromin Joint Venture Group Ltd. Bendon has extensive business expertise that Oromin believes can benefit the Sabodala project. It will, among other things, provide analysis of the relative benefits of debt and equity financing as the shareholders of the Oromin Joint Venture Group Ltd. consider making a production decision with respect to Sabodala as well as study and give advice on potential health, education cultural or social development programs that might benefit the Sabodala project.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

November 13, 2007

Item 3.	Press Release

November 2, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces corporate update.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13th day of November, 2007.

OROMIN EXPLORATIONS LTD.

By: “J.G. Stewart”
        Secretary
        (Official Capacity)
        J.G. Stewart
       (Please print here name of individual
       whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 2, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CORPORATE UPDATE

Oromin Explorations Ltd. is pleased to report that it has retained Lion’s Gate Geological Consulting to undertake the initial resource estimate on Oromin’s Sabodala Property in the Republic of Sénégal in conjunction with SRK Consulting (Canada) Inc. SRK is currently engaged by Oromin to provide expert, independent technical assistance for the Sabodala project, including QA/QC review, structural geology analysis, mineralization control investigation, exploration targeting, preliminary resource evaluation, geotechnical core logging training, geotechnical program advice and preliminary review of possible mining scenarios. In the coming months, SRK will also undertake environmental/social impact program management and preliminary metallurgical testing and will work with Lion’s Gate who will undertake geological modelling on the initial resource estimate.

Oromin is also pleased to report that it has engaged Bendon International Ltd. to provide corporate advisory services with respect to the Sabodala project in order to more effectively carry out its role as operator of the Oromin Joint Venture Group Ltd. Bendon has extensive business expertise that Oromin believes can benefit the Sabodala project. It will, among other things, provide analysis of the relative benefits of debt and equity financing as the shareholders of the Oromin Joint Venture Group Ltd. consider making a production decision with respect to Sabodala as well as study and give advice on potential health, education cultural or social development programs that might benefit the Sabodala project.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 15, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CLOSES $13.5 MILLION BROKERED PRIVATE PLACEMENT

Further to its news releases dated October 22, 2007 and October 24, 2007, Oromin Explorations Ltd. is pleased to report that it has closed the brokered private placement of 5,400,000 units at a price of $2.50 per unit to generate gross proceeds of $13,500,000. The funds will be used primarily to fund work on its Sabodala Property in eastern Sénégal. Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share until November 15, 2009. If for a period of 20 consecutive trading days, between four months following the closing date and until the expiry date of the warrants, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

J.F. Mackie & Company Ltd. of Calgary, Alberta, acted as Oromin’s agent in respect of this placement and received a commission of 8% of $13,500,000 and broker warrants entitling the purchase of up to 540,000 shares at $2.75 until November 15, 2009.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 16, 2008.

Oromin further reports that the non-brokered private placement of up to a further 1,800,000 units of Oromin at price of $2.50 per unit, each unit having the same terms as the units issued under the brokered placement, is expected to close next week.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

__”Chet Idziszek”______________
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

November 22, 2007

Item 3.	Press Release

November 15, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces closing of brokered private placement.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 22nd day of November, 2007.

OROMIN EXPLORATIONS LTD.

By: “J.G. Stewart”
        Secretary
       (Official Capacity)
       J.G. Stewart
       (Please print here name of individual
       whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 15, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CLOSES $13.5 MILLION BROKERED PRIVATE PLACEMENT

Further to its news releases dated October 22, 2007 and October 24, 2007, Oromin Explorations Ltd. is pleased to report that it has closed the brokered private placement of 5,400,000 units at a price of $2.50 per unit to generate gross proceeds of $13,500,000. The funds will be used primarily to fund work on its Sabodala Property in eastern Sénégal. Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share until November 15, 2009. If for a period of 20 consecutive trading days, between four months following the closing date and until the expiry date of the warrants, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

J.F. Mackie & Company Ltd. of Calgary, Alberta, acted as Oromin’s agent in respect of this placement and received a commission of 8% of $13,500,000 and broker warrants entitling the purchase of up to 540,000 shares at $2.75 until November 15, 2009.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 16, 2008.

Oromin further reports that the non-brokered private placement of up to a further 1,800,000 units of Oromin at price of $2.50 per unit, each unit having the same terms as the units issued under the brokered placement, is expected to close next week.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

__”Chet Idziszek”______________
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 26, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CLOSES $4.5 MILLION NON-BROKERED PORTION OF $18.0 MILLION
PRIVATE PLACEMENT,
FULL $18.0 MILLION PRIVATE PLACEMENT NOW CLOSED

Further to its news releases dated November 15, 2007, Oromin Explorations Ltd. is pleased to report that it has closed the non-brokered portion of the private placement of 1,800,000 units at a price of $2.50 per unit to generate gross proceeds of $4,500,000. Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share until November 26, 2009. If for a period of 20 consecutive trading days, between four months following the closing date and until the expiry date of the warrants, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

On November 15, 2007, Oromin closed the brokered portion of the private placement of 5,400,000 units at a price of $2.50 per unit generating gross proceeds of $13,500,000.

Cash finders’ fees of 8% of $4,500,000 are payable to arms’ length third parties with respect to this private placement.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 27, 2008.

The funds will be used primarily to fund work on the Sabodala Property in eastern Sénégal.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idizszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

November 28, 2007

Item 3.	Press Release

November 26, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces closing of brokered private placement.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of November, 2007.

OROMIN EXPLORATIONS LTD.

By: “J.G. Stewart”
        Secretary
        (Official Capacity)
        J.G. Stewart
       (Please print here name of individual
        whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 26, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN CLOSES $4.5 MILLION NON-BROKERED PORTION OF $18.0 MILLION
PRIVATE PLACEMENT,
FULL $18.0 MILLION PRIVATE PLACEMENT NOW CLOSED

Further to its news releases dated November 15, 2007, Oromin Explorations Ltd. is pleased to report that it has closed the non-brokered portion of the private placement of 1,800,000 units at a price of $2.50 per unit to generate gross proceeds of $4,500,000. Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $3.30 per share until November 26, 2009. If for a period of 20 consecutive trading days, between four months following the closing date and until the expiry date of the warrants, the closing price of Oromin’s shares equals or exceeds $5.00, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

On November 15, 2007, Oromin closed the brokered portion of the private placement of 5,400,000 units at a price of $2.50 per unit generating gross proceeds of $13,500,000.

Cash finders’ fees of 8% of $4,500,000 are payable to arms’ length third parties with respect to this private placement.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 27, 2008.

The funds will be used primarily to fund work on the Sabodala Property in eastern Sénégal.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idizszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE